UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

EARTHSTONE ENERGY, INC.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

27032D304

(CUSIP Number)

Douglas E. Swanson, Jr.

EnCap Investments L.P.

9651 Katy Freeway, Suite 600

Houston, TX 77024

(713) 659-6100

with a copy to:

W. Matthew Strock

Vinson & Elkins L.L.P.

845 Texas Avenue, Suite 4700

Houston, TX 77002 (713) 758-2222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27032D304

1	Name of Reporting Person Bold Energy Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power -0-
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) -0-
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 27032D304

1	Name of Reporting Person EnCap Energy Capital Fund VIII, L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power -0-
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) -0-
14	Type of Reporting Person PN

CUSIP No. 27032D304

1	Name of Reporting Person EnCap Energy Capital Fund IX, L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power -0-
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) -0-
14	Type of Reporting Person PN

CUSIP No. 27032D304

1	Name of Reporting Person EnCap Energy Capital Fund XI, L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power -0-
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) -0-
14	Type of Reporting Person PN

CUSIP No. 27032D304

1	Name of Reporting Person EnCap Partners GP, LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☒
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power -0-
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) -0-
14	Type of Reporting Person OO (Limited Liability Company)

Explanatory Note

This Amendment No. 12 (this “Amendment”) amends and supplements the Schedule 13D filed on May 27, 2014 (the “First Schedule 13D”) by Oak Valley Resources, LLC, a Delaware limited liability company (“Oak Valley”), as amended by Amendment No. 1 filed by Oak Valley on November 16, 2016 (the “Second Schedule 13D”), as further amended by Amendment No. 2 filed by Bold Energy Holdings, LLC, a Texas limited liability company (“Bold”), on June 1, 2018 (the “Third Schedule 13D”), as further amended by Amendment No. 3 filed by Bold on October 25, 2018 (the “Fourth Schedule 13D”), as further amended by Amendment No. 4 filed by Bold on October 30, 2019 (the “Fifth Schedule 13D”), as further amended by Amendment No. 5 filed by Bold on December 23, 2020 (the “Sixth Schedule 13D”), as further amended by Amendment No. 6 filed by Bold on January 12, 2021 (the “Seventh Schedule 13D”), as further amended by Amendment No. 7 filed by Bold on October 27, 2021 (the “Eighth Schedule 13D”), as further amended by Amendment No. 8 filed by Bold on February 7, 2022 (the “Ninth Schedule 13D”), as further amended by Amendment No. 9 filed by Bold on April 21, 2022 (the “Tenth Schedule 13D”), as further amended by Amendment No. 10 filed on August 2, 2023 (the “Eleventh Schedule 13D”) and as further amended by Amendment No. 11 filed on August 23, 2023 (the “Twelfth Schedule 13D” and, together with the First Schedule 13D, the Second Schedule 13D, the Third Schedule 13D, the Fourth Schedule 13D, the Fifth Schedule 13D, the Sixth Schedule 13D, the Seventh Schedule 13D, the Eighth Schedule 13D, the Ninth Schedule 13D, the Tenth Schedule 13D, the Eleventh Schedule 13D and the Twelfth Schedule 13D, the “Original Schedule 13D” and, the Original Schedule 13D as further amended and supplemented by this Amendment, the “Schedule 13D”), and relates to the beneficial ownership of the shares of Class A common stock, $0.001 par value per share, of Earthstone Energy, Inc., a Delaware corporation (“Earthstone”). Except as otherwise specified in this Amendment, all items left blank remain unchanged in all material respects and any items that are reported are deemed to amend and restate the corresponding items in the Original Schedule 13D in their entirety. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Original Schedule 13D.

This Amendment is being filed on behalf of the reporting persons identified on the cover pages of this Amendment.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is amended to include the following after the final paragraph:

Completion of the Mergers

On November 1, 2023, the transactions contemplated by the Merger Agreement were consummated (the “Closing”). Pursuant to the terms of the Merger Agreement, at the Closing, (a) each issued and outstanding share of Class A Common Stock was converted into the right to receive 1.446 fully paid and nonassessable shares of Class A common stock of Permian, $0.0001 par value per share, (b) each issued and outstanding share of Class B Common Stock was converted into the right to receive 1.446 fully paid and nonassessable shares of Class C common stock of Permian, $0.0001 par value per share, and (c) each EEH Unit was converted into the right to receive 1.446 common units representing limited liability company interests in Permian Resources Operating, LLC. In accordance with its terms, the Voting and Support Agreement was terminated at the time that the Company Stockholder Approval (as defined in the Merger Agreement) was obtained.

Item 5.	Interest in Securities of the Issuer.

This Amendment amends and restates Item 5(e) of the Original Schedule 13D in its entirety as set forth below:

(e) On November 1, 2023, each the Reporting Persons ceased to be the beneficial owner of more than five percent of the Class A Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is amended to include the following after the final paragraph:

Termination of Voting and Support Agreement

The Voting and Support Agreement automatically terminated in accordance with its terms upon the receipt of the Company Stockholder Approval on October 30, 2023.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 3, 2023

Bold Energy Holdings, LLC

By:	EnCap Energy Capital Fund IX, L.P.,
its sole member

By:	EnCap Equity Fund IX GP, L.P.,
its general partner

By:	EnCap Investments L.P.,
its general partner

By:	EnCap Investments GP, L.L.C.,
its general partner

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

EnCap Energy Capital Fund VIII, L.P.

By:	EnCap Equity Fund VIII GP, L.P.,
its general partner

By:	EnCap Investments L.P.,
its general partner

By:	EnCap Investments GP, L.L.C.,
its general partner

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

EnCap Energy Capital Fund IX, L.P.

By:	EnCap Equity Fund IX GP, L.P.,
its general partner

By:	EnCap Investments L.P.,
its general partner

By:	EnCap Investments GP, L.L.C.,
its general partner

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

EnCap Energy Capital Fund XI, L.P.

By:	EnCap Equity Fund XI GP, L.P.,
its general partner

By:	EnCap Equity Fund XI GP, LLC
its general partner

By:	EnCap Investments L.P.,
its sole member

By:	EnCap Investments GP, L.L.C.,
its general partner

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

EnCap Partners GP, LLC

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director